UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED AUG 03 2011 SEC MAIL PROCESSING SECTION WASH, DC 211

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 53148

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gold Coast Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 E. Hillcrest Drive, Suite 225
(No. and Street)

Thousand Oaks (City) California (State) 91360 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tae P. Ho (805) 496-3660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farber Hass Hurley LLP
(Name – *if individual, state last, first, middle name*)

15600 Devonshire St., Suite 210, Granada Hills, California 91344
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11023050

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OYC 8/15/11

KW 9/12

OATH OR AFFIRMATION

I, Tae P. Ho, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gold Coast Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Executive Officer

Title

____

Notary Public

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

See attached for Notary Seal.

Notary Public

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

STATE OF CALIFORNIA
COUNTY OF VENTURA ___________

On 8/1/11 before me, **Z. Husain (Notary Public)**
DATE NAME, TITLE OF OFFICER

Personally appeared TAE P. Ho

☐ Personally known to me **OR** ☒ proved to me on the basis of satisfactory evidence

to be the person(s) whose name (s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

Z. HUSAIN
Commission # 1915269
Notary Public - California
Ventura County
My Comm. Expires Dec 5, 2014

WITNESS my hand and official seal,

_______________________ *Notary Public*

OPTIONAL

CAPACITY CLAIMED BY SIGNER

INDIVIDUAL

CORPORATE OFFICER

PARTNER(S)

ATTORNEY IN FACT

TRUSTEE(S)

GUARDIAN/CONSERVATOR

OTHER:

DESCRIPTION OF ATTACHED DOCUMENTS

Annual Audited Report Sec # 53148
TITLE OF DOCUMENT

2
PAGES

8/1/11
DATE

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 03 2011
WASH, D.C.
211

Schedule I

GOLD COAST SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2010

Net capital		
Total stockholders' equity		$ 172,743
Deduct stockholders' equity not allowable for capita		-
Total stockholders' equity qualified for net capital		172,743
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits - deferred income taxes payable		-
Total capital and allowable subordinated borrowings		172,743
Deductions and/or charges:		
Nonallowable assets:		
Office furniture and equipmen	6,278	
Other assets - registered representative receivables, net	16,596	
Other assets - prepaid expenses and deposits	41,151	64,025
Net capital before haircuts on securities positions		108,718
Haircuts on securities positions		752
Net capital per audited financial statements		**$ 107,966**
Net capital per FOCUS Report		**$ 107,966**
Difference		$ -
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable, accrued expenses, and deferred revenue, net,		$ 58,914
Items not included in statement of financial condition		1,000,000
Total aggregate indebtedness (AI)		$ 1,058,914
Computation of basic net capital requiremen		
Minimum net capital required (6-2/3% of AI)		$ 70,594
Minimum dollar net capital requiremen		$ 50,000
Minimum net capital required (greater of above)		$ 70,594
Excess net capital over minimum net capital require		$ 37,372
Excess net capital at 1,500 percent (net capital - 6.67% of AI)		$ 37,336
Excess net capital at 1,000 percent (net capital - 10% of AI)		$ 2,075
Ratio: Aggregate indebtedness to net capita		9.81 to 1